[F.N.B. CORPORATION LETTERHEAD]

October 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Kate Donovan

Re:	F.N.B. Corporation
Registration Statement on Form S-4 / File No. 333-213776
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, F.N.B. Corporation (the “Corporation”) hereby requests that its Registration Statement on Form S-4 filed on September 23, 2016 (File No. 333-213776), as amended on October 13, 2016 (the “Registration Statement”), be made effective at 10:00 a.m. Eastern Time on October 17, 2016, or as soon thereafter as practicable.

Please contact Gary R. Walker of Reed Smith LLP, counsel to the Corporation, at (412) 288-4589 or gwalker@reedsmith.com with any questions you may have concerning this request. In addition, please notify Mr. Walker when this request for acceleration has been granted.

F.N.B. Corporation

By:	/s/ James G. Orie
James G. Orie, Chief Legal Officer

cc: Gary R. Walker, Reed Smith LLP